AGREEMENT
AND
PLAN OF REORGANIZATION

By and Between

AGTECH GLOBAL INTERNATIONAL INC.

And

GALEXXY CORPORATION

THIS AGREEMENT and PLAN OF REORGANIZATION ("Agreement") is made and entered into on this 23rd day of April 2021 by and between AGTECH GLOBAL INTERNATIONAL INC., ("AGGL") a Nevada corporation publicly traded as OTC: AGGL; and Galexxy Corporation ("Galexxy"), a California corporation (all collectively referred to herein as the "Parties") and the entities named in the attached Exhibit A (hereinafter called "Selling Shareholders"), parties of the second part.

WITNESSETH

The Parties desire that AGGL (the "Buyer ") shall acquire all the issued and outstanding shares of capital stock of Galexxy Corporation. a California corporation (hereinafter called "Seller"), by an exchange of all of said issued and outstanding shares of capital stock of Seller solely for shares of the common voting stock of Buyer, on the terms and conditions hereinafter set forth.

RECITALS

A. WHEREAS, AGGL is a publicly traded company listed and providing current corporate disclosures on the OTC Markets trading system (symbol: OTC: AGGL) and desires to reorganize to grow its business for the benefit of AGGL and its shareholders.

B. WHEREAS, Galexxy is a privately held company in the business of developing a high-profile online CBD products business marketing directly to consumers. The Company's proprietary (patent in process) Virtual Retail Marketing System ("VRMS") is designed to eliminate the significant time and costs required to establish a national distribution structure and to speed-up market penetration by eliminating the need for retail outlets to buy and hold stock. Galexxy has considerable short and long-term growth potential, and desires to expand operations and fund its growth in a publicly traded entity.

C. WHEREAS, AGGL is conducting some business with growth potential, and desires to acquire and expand new businesses thereby adding value to AGGL for its shareholders.

D. WHEREAS, AGGL and Galexxy desire to enter into an agreement to facilitate the growth and expansion of the companies, pursuant to the terms and conditions herein below.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions set forth in this Agreement, the Parties hereto covenant and agree as follows:

1. Selling Shareholders represent that:

a. Seller is a corporation majority controlled by RxMM Health Ltd., an Australian corporation, duly organized and existing under the laws of the State of California with authorized capital stock consisting of Seventy Five Million (75,000,000) shares of capital stock of $0.001 par value per share, of which Twenty Million (20,000,000) shares are duly issued and now outstanding, fully-paid and non-assessable; Seller does not have issued or outstanding, any other shares of stock or any subscription or other rights to the issuance or receipt of shares of its capital stock; all voting rights are vested exclusively in such capital stock.

b. The balance sheet of Seller as of March 31, 2021 copies of which, including accompanying notes, has previously been delivered to Buyer, and has been prepared from the books and records of the Seller and fairly present the financial position of Seller at such date.

c. All of the outstanding shares of capital stock of Seller are owned beneficially and of record by the Selling Shareholders as follows; (as set forth in Exhibit A) and the Selling Shareholders represent that they have full right and title, without any lien or encumbrance whatsoever, to the number of shares of capital stock of Seller set opposite their name and full and unrestricted right and power to exchange and deliver the same pursuant to the provisions of this agreement and plan of reorganization.

d. Seller is duly qualified and entitled to its respective properties and to carry on its business all as, and in the places where, such properties are now owned or such business is conducted.

e. Seller has good and marketable title to all the property and assets included in the balance sheet of Seller as of December 31, 2020 referred to in paragraph 1(b) hereof, or purported to have been acquired by Seller after said date, except, however, property and assets sold in the ordinary course of business subsequent to said date; all the properties and assets of Seller are free from any liens or encumbrances not disclosed.

f. Seller is not a party to any pending or threatened litigation which might adversely affect the financial condition, business or properties of Seller, or interfere with the manufacture or sales of its products, nor to the knowledge of the Selling Shareholders, is there any threatened or pending governmental investigation involving Seller or any of its products, including inquiries, citations or complaints by any Federal government agency , or any other federal, state or local administration; and there are no outstanding order, decrees or stipulations affecting Seller or any of its products.

g. All returns for income taxes, surtaxes and excess profits taxes of Seller for all prior periods up to and including December 31, 2020 have either been or will be duly prepared and filed in good faith and all taxes shown thereon have been paid or accrued on the Seller's books.

h. Seller has not since March 31, 2021:

(i) Issued any additional shares of stock;

(ii) Made any distribution to its shareholders, as shareholders, of any assets by way of dividends, purchase of shares or otherwise;

(iii) Mortgaged, pledged or subjected to lien or encumbrance any of its properties or assets beyond that disclosed in the schedule delivered to Buyer as provider in paragraph 1(c) hereof;

(iv) Sold or transferred any of its assets, tangible or intangible, except in each case in the ordinary and usual course of business;

(v) Incurred any extraordinary losses or incurred or become liable for any obligations or liabilities except current liabilities incurred in the ordinary and usual course of business, or made any extraordinary expenditures other than for additions and betterments to existing plant, equipment and facilities; or

(vi) Increased the rate of compensation of its officers.

i. The business, properties and assets of Seller have not since December 31, 2020 materially and adversely affected as the result of any fire, explosion, earthquake, flood, drought, windstorm, accident, strike, embargo, confiscation of vital equipment, materials or inventory, cancellation of contracts by any domestic or foreign government, or any agency thereof, riot, activities of armed forces or acts of god or the public enemy.

j. Seller has no liabilities, contingent or otherwise, beyond those stated in the balance sheet of Seller as of March 31, 2021 or described in the notes accompanying said balance sheet, referred to in paragraph 1(b) hereof, other than current liabilities incurred in the ordinary and usual course of business since that date.

k. Selling Shareholders, in acquiring shares of common stock of Buyer as herein contemplated, are acquiring the same for the purposes of investment only, with no present intention of selling or otherwise marketing or distributing such shares, unless such sales or distribution is made in compliance with the registration provisions of the Securities Act of 1933, or unless an exemption from registration can be established, or unless sold pursuant to Rule 144 under the Securities Act of 1933, as amended.

l. No representation by Selling Shareholders made in this Agreement and to statement made in any certificate or schedule furnished in connection with the transaction herein contemplated contains or will contain any knowingly untrue statement of material fact

or knowingly omits or will omit to state any material fact necessary to make any such representation or warrant or any such statement or misleading to a prospective purchase of all of the stock of Seller who is seeking full information as to Seller and its affairs.

2. Buyer represents:

Except as otherwise disclosed AGGL represents and warrants as of the date above, and as of the Closing Date:

a. Organization and Standing; Charter and Bylaws. AGGL is a corporation duly organized and validly existing under the laws of the State of Nevada. AGGL has the requisite corporate power and authority to own and operate properties and assets, and conduct business.

b. Corporate Power. AGGL has all requisite legal and corporate power and authority to enter into this Agreement and to carry out and perform its other obligations under the terms of this Agreement, by vote of its directors and its shareholders, in accordance with AGGL Articles of Incorporation and By-laws, and under Chapter 78 of Nevada Revised Statues.

c. The authorized capital stock of the AGGL consists of One Hundred Million (100,000,000) shares of Common Stock, par value $0.001 of which approximately Fifty-Four Million, Four Hundred and Eighty-Eight Thousand, Five Hundred and Fifty-Five (54,488,555) shares are issued and outstanding. All issued and outstanding shares of Common Stock have been duly authorized and validly issued, and are fully paid and non-assessable. Other than the Twenty-Five Million (25,000,000) warrants disclosed in AGGL's annual report dated 31 December, 2020 there are no other warrants, options, subscriptions or other rights or preferences (including conversion or preemptive rights) outstanding as of that date to acquire capital stock of AGGL or notes, securities or other instruments convertible into or exchangeable for capital stock of AGGL, nor any agreements or understandings with respect to the issuance thereof. In order to facilitate this acquisition, AGGL is in the process of amending its Articles to increase its authorized capital to Five Hundred Million (500,000,000) shares.

d. The shares, upon their issuance to Galexxy and the increase in authorized shares of AGGL, shall represent not less than Fifty-Five and seven-tenths percent (55.7%) of the issued and outstanding Common Stock of AGGL on a fully diluted basis, and those shares shall total One Hundred Million (100,000,000) shares of the common capital stock of the Buyer.

e. Authorization. All corporate action on the part of the AGGL and its directors, officers and shareholders necessary for the authorization, execution, delivery and performance of all obligations of AGGL under this Agreement, and for the authorization, issuance and delivery by the AGGL of the shares to Galexxy, has been taken or will be taken and deemed effective in accordance with Seller's Articles of Incorporation and By-laws and as permitted under Nevada Corporation Code. This Agreement being duly authorized, executed and delivered by AGGL, shall constitute the valid and binding obligation of the Buyer, AGGL.

f. Validity of Stock. The shares delivered to Galexxy in compliance with the provisions of this Agreement, will be validly issued, fully paid and non-assessable, will be free of all mortgages, pledges, liens, leases, encumbrances, charges and adverse claims ("Encumbrances"), and will not be subject to any preemptive rights, rights of first refusal or redemption redistribution rights, provided, however, that, the shares shall be "restricted

securities" within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), as further set forth in this Agreement.

g. Compliance with Other Instruments. AGGL is not in violation of any clause of its Articles of Incorporation or Bylaws, or any provision of any mortgage, contract, agreement et al to which it was a party or by which it or its assets were bound, or any judgment, or order binding upon the AGGL. The execution, delivery and performance of and compliance with this Agreement, and the delivery of the shares subject to the provisions of the Securities Act of 1933, will not result in any violation or be in conflict with or constitute a default under the terms or provisions of any document, or result in the creation of any Encumbrance upon the assets of the AGGL.

h. Securities Laws. Shares will be issued in full compliance with applicable federal and state securities laws or exemptions thereto, and AGGL has obtained all necessary permits and other authorizations or attorney's opinions of exemption as may be necessary or appropriate under applicable state securities laws with respect to the transactions contemplated herein, if any.

i. No Adverse Litigation. AGGL is not a party to any pending litigation which seeks to enjoin or restrict the AGGL ability to reorganize and operate Galexxy 's business and business expansion. Furthermore, there is no litigation deemed material pending or threatened against the AGGL which, if decided against AGGL, could adversely affect AGGL's ability to consummate the transactions contemplated herein.

j. Consents. No consent, order, approval or authorization of, or declaration, filing or registration with, any Governmental Authority or any person is required to be made or obtained by AGGL in connection with the execution and delivery or the consummation of this Agreement and the transactions contemplated hereby.

k. Taxes. AGGL has filed or extended on a timely basis the filing of tax returns that it is and was required to file ("Tax Returns"), and such Tax Returns were correct and complete in all respects. All taxes AGGL is or was legally required to withhold or collect have been withheld and collected and, as required, have been so paid on a timely basis to the appropriate governmental authority.

l. Compliance with Applicable Laws. AGGL has complied with or upon completion hereof will be in compliance with all laws, statutes, rules, regulations, ordinances and orders of governmental entities, agencies or other bodies ("Laws") applicable to AGGL, and its assets and business.

m. That AGGL is a corporation duly organized and existing under the laws of the state of Nevada with an authorized capital stock presently consisting of One Hundred Million (100,000,000) shares of Common Stock of $.001 par value, all having full voting power, of which Fifty-Four Million Four Hundred Eighty-Eight Thousand Five Hundred and Fifty-Five (54,488,555) shares are issued and outstanding fully paid and non-assessable. AGGL is in the prerequisite process of amending its Articles to increase its authorized capital to 500,000,000 shares which shall be effective on or before the completion of this agreement.

n. That the shares of Buyer deliverable pursuant to this agreement will be shares of common capital voting stock totaling One Hundred Million (100,000,000) shares to be issued, which shares Buyer shall have full and lawful authority to deliver, and when so delivered to Selling Shareholders, will have rights including voting as designated for Common Stock and will be fully paid and non-assessable and will represent One Hundred Million (100,000,000) shares of issued and outstanding common stock of the Buyer after this plan of reorganization takes place.

o. That in acquiring the shares of stock of Sellers hereunder, Buyer is acquiring the same for purposes of investment only with no present intention of selling or otherwise marketing or distributing them.

p. In regard to the stock of Buyer, Buyer acknowledges all rights to the stock are vested exclusively in the common capital stock, One Hundred Million (100,000,000) shares of which are being issued to the Selling Shareholder, pursuant to this Plan of Reorganization.

q. Its balance sheet as of the December 31, 2020, a copy of which including company notes have been previously delivered to Seller, had been prepared from the books and records of the Buyer and fairly represent the financial condition of Buyer as of such date.

r. The Buyer is duly qualified and entitled to its respective properties and to carry on its business all as and in the places where such properties are now owned, or such business is conducted.

s. The Buyer is not a party to any pending or threatened litigation deemed material which might adversely affect the financial condition, business or properties of Buyer, or interfere with any manufacturing or sale of its products, nor to the knowledge of Buyers' shareholders is there any threatened or pending governmental investigation involving Buyer or any of its products, including inquiries, citations or complaints by any federal governmental agency or any federal, state or local administration; there are no undisclosed outstanding orders, decrees or stipulations deemed material affecting Buyer or any of its products or previous work done as reflected in the last Annual Disclosure Statement .

t. That all returns for income taxes, surtaxes and excess profit taxes of Buyer for all prior periods up to and including December 31, 2020 have been or will be filed and prepared in good faith and all taxes shown thereon have been or will be paid and that there are no other outstanding federal or state taxes of any sort including income taxes, sales taxes, withholding taxes, etc.

u. Buyer has not, since March 31, 2021;

(1) Issued any additional shares of stock other than the securities mentioned herein;

(2) Made any distributions to the shareholders of any assets by way of dividends, purchase of shares or otherwise not disclosed to Seller; or Buyer has no liabilities, contingent or otherwise, beyond those stated in this agreement and the balance sheets, copies of which are attached hereto, reflects the financial condition of Buyer, have been accurately prepared,

in accordance with generally accepted accounting principles.

v. No representation by Buyer or any of its shareholders made in regard to this Agreement and no statement made in any certificate or schedule furnished in conjunction with this Agreement contains or will contain any knowingly untrue statement of or material fact or knowingly omits or will omit to state any material fact necessary to make any such representation or warranty or any such statement not misleading to Selling Shareholders or to Seller. Buyer acknowledges that Seller and Selling Shareholders are relying on the statements and representations of Buyer as to Buyer's financial condition including its liabilities, if any, and that Seller and Selling Shareholders are being induced to enter into this Agreement with the understanding that Selling Shareholders will receive and own, after the plan of reorganization contemplated herein has been finalized, One Hundred Million (100,000,000) newly issued and outstanding shares of common stock of Buyer.

w. It is specifically agreed herein that if any of the representations made by Buyer in this Agreement is found to be untrue or incorrect that in that case Selling Shareholders at their option may declare this plan of reorganization null and void, and rescind this transaction, thereafter, taking back all stock of Seller.

x. Buyer acknowledges that certain fees and costs will be incurred in order to affect the plan of reorganization and that all such fees and costs will be disclosed in writing to Seller and Selling Shareholders.

y. Buyer further represent to Sellers that it has not made any statements which would prove to be untrue, false, or misleading to any shareholder or investor of Buyer, that they have not violated or have its agents violated any state or federal securities law in selling interests in Buyer to prospective investors; that neither Buyer nor any representative or agent of Buyer has made any representations concerning Buyer or Seller to any investor or prospective investor which contain any untrue statement of a material fact, nor have they omitted to a material fact, nor have they omitted to state a material fact necessary to make such representations or warranties or any such other statements nor misleading to prospective investors or purchasers of the stock of Buyer or Seller, who are seeking full information as to Seller and its affairs. Further Buyer specifically indemnifies and holds harmless Seller and Selling Shareholders from any and all liabilities to which Selling Shareholders or Seller could become liable for because of any acts, statements, or omissions of Buyer or Buyer's agents. This indemnification and hold harmless agreement specifically, although not exclusively, applies to any securities violations, fraud, or other related liabilities to which Seller or Selling Shareholders could become liable for and which acts are caused by Buyer or its agents.

3. That the shares of Buyer deliverable pursuant to this agreement will be shares of common capital voting stock totaling One Hundred Million (100,000,000) shares to be issued, which shares Buyer shall have full and lawful authority to deliver, and when so delivered to Selling Shareholders, will have rights including voting as designated for Common Stock and will be fully paid and non-assessable and will represent One Hundred Million (100,000,000) shares of issued and outstanding common stock of the Buyer after this plan of reorganization takes place.

4. That in acquiring the shares of stock of Sellers hereunder, Buyer is acquiring the same for purposes of investment only, with no present intention of selling or otherwise marketing or distributing them.

5. In regard to the stock of Buyer, Buyer acknowledges all rights to the stock are vested exclusively in the common capital stock, One Hundred Million (100,000,000) shares of which are being issued to the Selling Shareholder, pursuant to this Plan Of Reorganization.

6. Its balance sheet as of the December 31, 2020, a copy of which including company notes have been previously delivered to Seller, had been prepared from the books and records of the Buyer and fairly represent the financial condition of Buyer as of such date.

7. The Buyer is duly qualified and entitled to its respective properties and to carry on its business all as and in the places where such properties are now owned or such business is conducted.

8. The Buyer is not a party to any pending or threatened litigation deemed material which might adversely affect the financial condition, business or properties of Buyer, or interfere with any manufacturing or sale of its products, nor to the knowledge of Buyers' shareholders is there any threatened or pending governmental investigation involving Buyer or any of its products, including inquiries, citations or complaints by any federal governmental agency or any federal, state or local administration; there are no undisclosed outstanding orders, decrees or stipulations deemed material affecting Buyer or any of its products or previous work done.

9. That all returns for income taxes, surtaxes and excess profit taxes of Buyer for all prior periods up to and including December 31, 2020 have been or will be filed and prepared in good faith and all taxes shown thereon have been or will be paid and that there are no other outstanding federal or state taxes of any sort including income taxes, sales taxes, withholding taxes, etc.

10. Buyer has not, since March 31, 2021; Issued any additional shares of stock other than the securities mentioned herein; Made any distributions to the shareholders of any assets by way of dividends, purchase of shares or otherwise not disclosed to Seller; or Buyer has no liabilities deemed material, contingent or otherwise, beyond those stated in this agreement and the balance sheets, copies of which are attached hereto, reflects the financial condition of Buyer, have been accurately prepared, in accordance with generally accepted accounting principles.

11. No representation by Buyer or any of its shareholders made in regards to this Agreement and no statement made in any certificate or schedule furnished in conjunction with this Agreement contains or will contain any knowingly untrue statement of or material fact or knowingly omits or will omit to state any material fact necessary to make any such representation or warranty or any such statement not misleading to Selling Shareholders or to Seller. Buyer acknowledges that Seller and Selling Shareholders are relying on the statements and representations of Buyer as to Buyer's financial condition including its liabilities, if any, and that Seller and Selling Shareholders are being induced to enter into this Agreement with the understanding that Selling Shareholders will receive and own, after the plan of

reorganization contemplated herein has been finalized, One Hundred Million (100,000,000) newly issued and outstanding shares of common stock of Buyer.

It is specifically agreed herein that if any of the representations made by Buyer in this Agreement are found to be untrue or incorrect that in that case Selling Shareholders at their option may declare this plan of reorganization null and void, and rescind this transaction, thereafter taking back all stock of Seller.

12. Buyer acknowledges that certain fees and costs will be incurred in order to affect the plan of reorganization and that all such fees and costs will be disclosed in writing to Seller and Selling Shareholders.

13. Buyer further represents to Sellers that it has not made any statements which would prove to be untrue, false, or misleading to any shareholder or investor of Buyer, that they have not violated or have its agents violated any state or federal securities law in selling interests in Buyer to prospective investors; that neither Buyer nor any representative or agent of Buyer has made any representations concerning Buyer or Seller to any investor or prospective investor which contain any untrue statement of a material fact, nor have they omitted to a material fact, nor have they omitted to state a material fact necessary to make such representations or warranties or any such other statements nor misleading to prospective investors or purchasers of the stock of Buyer or Seller, who are seeking full information as to Seller and its affairs. Further Buyer specifically indemnifies and holds harmless Seller and Selling Shareholders from any and all liabilities to which Selling Shareholders or Seller could become liable for because of any acts, statements, or omissions of Buyer or Buyer's agents. This indemnification and hold harmless agreement specifically, although not exclusively, applies to any securities violations, fraud, or other related liabilities to which Seller or Selling Shareholders could become liable for and which acts are caused by Buyer or its agents.

14. Selling Shareholders shall not cause, suffer or permit Seller, subsequent to the date hereof and prior to the delivery hereunder to:

> **a.** Issue any additional shares of stock or other securities;
>
> **b.** Make any distribution to its shareholders, as shareholders, of any assets by way of dividends, purchase of shares or otherwise;
>
> **c.** Mortgage, pledge or subject to Lien or encumbrance, any of its properties or assets;
>
> **d.** Sell or transfer any of its assets, tangible or intangible, except in each case in the ordinary course of business;
>
> **e.** Incur or become liable for any obligations or liabilities except current liabilities in the ordinary course of business, or make any unusual or extraordinary expenditures; or
>
> **f.** Increase the rate of compensation of its officers.

15. During the period prior to the closing date hereunder Selling Shareholders shall cause Seller to conduct its business in the usual and normal course.

16. Selling Shareholders shall cause Seller to grant to Buyer the right and opportunity to make such examination and investigation of Seller's business, properties and affairs as Buyer may deem necessary or desirable for all purposes relating to this Agreement and to that end to open its books of account and records for examinations by Buyer's representatives, accounts, and counsel.

17. Subject to the terms and conditions of this Agreement, the Parties have adopted and agreed to the following plan of reorganization to be performed on the closing date hereinafter provided for. This exchange of shares shall constitute an Internal Revenue Code Section 368 a(1)B Reorganization and is intended to qualify under that said Code section or other applicable Code section as a tax-free exchange of shares, with at least Eighty Percent (80%) of the Sellers shares being transferred to Buyer hereunder at time of closing; however any remaining shares of Seller not transferred at closing may still be transferred to Buyer up to ninety (90) days following closing and be deemed part of the exchange called for herein, as a condition subsequent surviving the closing.

Selling shareholders shall transfer and deliver to Buyer all shares of capital stock of Seller owned by them respectively, such shares and the certificates representing the same to be free and clear of all liens and encumbrances. The certificates representing such shares shall be duly endorsed in blank for transfer and shall be accompanied by such supporting documents as Buyer or its counsel may reasonably require for exchange for AGGL shares. Subject to the provisions of this paragraph hereof, Buyer shall deliver, in exchange for all the outstanding shares of capital stock of Seller, to Selling Shareholders, pro-rata in accordance with their respective holdings of capital stock of Seller, certificates representing One Hundred Million (100,000,000) shares of common voting stock, no par value, of Buyer, prior to any stock splits approved by existing shareholders of Buyer.

a. If less than all of the shares of capital stock of Seller are duly tendered for exchange, Buyer shall have the right, at its option, either to withdraw from this Agreement and plan of reorganization, or to deliver to the respective Selling Shareholders duly tendering their shares for the exchange the same number of shares of Buyer common stock for which they would otherwise have received, without hereby being deemed to have elected any remedy or to have waived any of its rights against any selling stockholder failing to duly tender all his or her shares.

b. All transfer fees payable in connection with the transfer of shares of common stock of Buyer to be delivered to Selling Shareholders pursuant to this Agreement and plan of reorganization shall be paid by Buyer, and taxes, including documentary and stock transfer taxes, payable on the transfer or delivery to Buyer of shares of stock of Seller shall be payable by Selling Shareholders.

18. All obligations of Buyer under this Agreement are subject to the fulfillment, on or prior to the closing date, of each of the following conditions in addition to the conditions set

forth in paragraph 6 hereof.

a. That the representations of the Selling Shareholders shall be true at and as of the closing date as though such representations were made at and as of such time.

b. That Buyer shall have received a certificate dated on the closing date, signed by the President of Seller, that since the date of this Agreement and plan of reorganization Seller has not done or permitted to be done any of the acts or things forbidden in paragraph 3 of this agreement and plan of reorganization.

c. That no claim or liability not fully covered by insurance shall have been asserted against Seller and that Seller shall not have suffered any loss on account of fire, flood, accident or other calamity of such a character as to materially adversely affect its financial condition, regardless of whether or not such loss shall have been insured.

d. That all covenants herein made by Selling Shareholders which are to be performed at or prior to the closing date hereunder shall have been duly performed.

8. Under no circumstances shall Buyer be required to register with the Securities and Exchange Commission pursuant to the provisions of the Securities Act of 1933, as amended, any shares of its common stock deliverable to Selling Shareholders hereunder.

9. All transactions contemplated by this Agreement and plan of reorganization as well as the form and substance of all legal proceedings and of all papers and documents used or deliverable hereunder, shall be subject to the approval at the election of Buyer and Sellers hereunder.

10. The closing under this Agreement and plan of reorganization and deliveries of at least Eighty Percent (80%) of the outstanding shares of Seller called for hereunder, shall take place on or before April 23rd, 2021, with the conditions subsequent set forth in paragraph 6 above being applicable.

11. All notices under this agreement and plan of reorganization shall be in writing and any notice to Buyer shall be considered delivered in all respects when it has been mailed, first class postage prepaid, addressed as follows:

AGTECH GLOBAL INTERNATIONAL INC.
4540 Campus Drive, Suite 115
Newport Beach, California 92660
Attention: George Roth; President

GALEXXY CORPORATION
4630 Campus Drive, Suite 104
Newport Beach, California 92660
Attention: Ross Lyndon-James

A Party may change the address to which notices, requests, and other communications hereunder are to be delivered by the giving of written notice of change to the other Party.

12. Delays or Omissions; Remedies Cumulative. No delay or omission to exercise any right, power or remedy accruing to any Party, upon any breach or default under this Agreement, shall impair any such right, power or remedy of such Party or be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

13. Payment of Fees and Expenses. Each Party shall bear its own expenses and legal fees with respect to this Agreement and the transactions contemplated hereby.

14. Indemnification by AGGL. AGGL shall indemnify, defend and hold Galexxy and its directors, officers, employees et al (collectively, the "Indemnified Persons") harmless from and against and in respect of any and all claims, demands, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including, without limitation, interest, penalties, court costs, costs and expenses incurred in enforcing such claims and reasonable attorneys' fees that any Indemnified Person shall incur or suffer, which arise, or result from any breach or default by AGGL of its representations, warranties or covenants hereunder.

15. Timely Performance. Time is of the essence as to the performance of obligations required of the respective Parties under this Agreement.

16. Transfer Taxes and Costs. All transfer, documentary, sales, use, stamp, registration and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement, if any, shall be paid by Seller, and Seller will file all necessary tax returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other taxes and fees.

17. This Agreement and Plan of reorganization shall bind and inure to the benefit of the parties hereto and their assigns, provided however, that this Agreement and Plan of reorganization cannot be assigned by any party except by or with the written consent of the others. Nothing herein expressed or implied is intended of shall be construed to confer upon or to give to any person, firm, or corporation other than the parties hereto and their respective legal representatives, successors, and assigns any rights or benefits under or by any reason of this Agreement and Plan of reorganization.

18. The validity, interpretation of terms, and performance of this agreement shall be governed by and construed under the laws of the State of Nevada.

19. Survival. The representations, warranties, covenants and agreements made herein shall survive the Closing of the transactions contemplated hereby.

20. Successors and Assigns. Except as otherwise expressly provided in this Section 20, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of Galexxy, and the rights, remedies

and entitlements of Galexxy under this Agreement may be assigned in full at any time at or after the Closing of this Agreement together with the Shares. Such assignment of this Agreement and the rights hereunder shall become effective without condition or offset, when; the transferee provides written notice of such assignment, stating the name, address and tax ID of said transferee, identifies the Shares that are being assigned, and identifies that it will hold the Shares subject to the provisions of this Agreement.

21. Entire Agreement; Amendment. This Agreement and the other documents referenced herein or delivered pursuant hereto, constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof. This Agreement may be amended only in writing signed by AGGL and Galexxy.

22. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, all of which together shall constitute one and the same instrument. This Agreement shall be effective upon the execution and delivery by the Parties, one to the other, of at least one set of counterparts, and shall be sufficient proof of this Agreement. Facsimile and electronically or digitally provided copies of signature pages shall be effective and enforceable as originals.

[Remainder of Page Left Intentionally Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have respectively executed this Agreement and Plan of Reorganization effective as of the day and year first above written.

Executed by the Parties hereto this April 23rd, 2021

Buyer: **AGTECH GLOBAL INTERNATIONAL INC.**

George Roth

George Roth
President

Seller: **GALEXXY CORPORATION**

by______________________
Ross Lyndon-James
CEO

EXHIBIT A

SELLING SHAREHOLDERS:

Name	Galexxy Share Nos.	Percentage
RxMM Health Ltd	11,199,010	56.00%
Boston Securities Group P/L	4,191,000	20.96%
Geza Molnar	1,466,815	7.33%
James Beeker	1,257,270	6.29%
Mario Irizarry	838,180	4.19%
Mark Askey	502,908	2.51%
Jorge Cruz	335,272	1.68%
Rachel Fyffe	209,545	1.05%
Total	**20,000,000**	100.00%

CONSENT RESOLUTION OF THE

SHAREHOLDERS AND DIRECTORS

OF

GALEXXY CORPORATION

We, being all of the directors and majority shareholders of **GALEXXY CORPORATION** a California corporation, do hereby consent and agree that effective April 23rd, 2021; the following resolution is hereby adopted:

RESOLVED, that the shareholders of **GALEXXY CORPORATION** do hereby consent and agree that they shall transfer all of the issued and outstanding stock of **GALEXXY CORPORATION** which they own, to that corporation known as AGTECH GLOBAL INTERNATIONAL INC., a Nevada corporation, in return for a total of One Hundred Million (100,000,000) shares of that corporation's common voting stock issued and outstanding after completion of a plan of reorganization with this corporation. This shall be an Internal Revenue Code Section 368a (1) B Reorganization and is intended to qualify under that said Code section as a tax-free exchange of shares. Further that the agreement and plan of reorganization shall be substantially in the form shown on the attached Agreement and Plan of Reorganization.

DATED: April 23rd, 2021

SHAREHOLDER:

RxMM Health Ltd.	**Galexxy Corporation.**
By: ____________________	By: ____________________
DIRECTORS	**DIRECTORS**
____________________	____________________
____________________	____________________